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                                                                  Exhibit 1.A.5a

            PROVIDENT MUTUAL LIFE INSURANCE COMPANY OF PHILADELPHIA

                                     RIDER

                   DISABILITY WAIVER OF PREMIUM BENEFIT (WP)

WAIVER OF PREMIUMS. Upon receipt of due proof of the Insured's total disability, defined below, we will waive scheduled premiums for this Policy, subject to the conditions of this rider. Such total disability must:

        1.      start while this rider is in force;

        2.      start between Attained Age 5 and Attained
                Age 60; and

        3. continue without pause for at least the number of days shown on page 3.

  All scheduled premiums that fall due during such total disability will be waived. If the Special Premium Payment Provision is in effect during a period of total disability, the amount of any scheduled premium which would have been waived under the provisions of this rider if the Special Premium Payment Provision was not in effect will be deposited as an unscheduled premium payment.

  Any premiums that have been paid during a period of total disability will be refunded. If the Special Premium Payment Provision is in effect and a premium is paid during such total disability, we will deposit as an unscheduled premium payment the amount of any scheduled premium which would have been payable if such provision was not in effect. However, no premium will be waived, refunded or deposited if its due date is more than one year prior to the date written notice of total disability is filed at our Home Office. Premiums will be waived or deposited at the frequency (premium mode) in effect when the total disability began.

  As used in this rider the word "qualified" means qualified by education, training and experience. "Disability" means the inability of the Insured to engage in his or her regular occupation or any gainful occupation for which he or she is qualified.

DEFINITION OF TOTAL DISABILITY.

        1.      TOTAL DISABILITY. Total disability is disability which:

                a.       is caused by sickness or bodily injury; and

                b. prevents the Insured from engaging in an occupation. During the first 5 years of total disability, "occupation" means the regular occupation of the Insured at the time the disability started. However, the Insured will not be deemed totally disabled if, during this 5-year period, he or she is engaged in any gainful occupation for which he or she is qualified. After the first 5 years of total disability, "occupation" means any gainful occupation for which the Insured is qualified.

        2. RECURRENT TOTAL DISABILITY. If, after a total disability has stopped, a total disability due to the same or a related cause recurs, it will be deemed a continuation of the prior period of total disability, except that: if the Insured has engaged in the meantime, for at least 6 months without pause, in any gainful occupation for which he or she is qualified, such recurrence will be deemed a new period of total disability.

        3. PRESUMPTIVE TOTAL DISABILITY. Total disability also means the total and irrecoverable loss of:

                a.       the sight of both eyes;

                b.       the use of both hands;

                c.       the use of both feet; or

                d.       the use of one hand and one foot.

EXCLUSIONS FROM COVERAGE. No premiums will be waived if the total disability was the result of:

        1.      intentional, self-inflicted injury while sane or insane;

        2. bodily injury occurring or sickness first manifesting itself before this rider took effect unless such injury or sickness was shown in the application for this rider; or

        3. service in the military, naval or air forces of any country engaged in war. "War" means declared or undeclared war and any act incidental to war and includes resistance to armed aggression.

NOTICE AND PROOF OF TOTAL DISABILITY. Written notice and due proof of total disability must be given to us at our Home Office while the Insured is living and totally disabled. Failure to give such notice and proof will not void the claim if it is shown that they were given as soon as was reasonably possible.

  We may ask for proof of continued total disability from time to time. Such proof will not be required more than once a year after total disability has continued for two full years. As part of any such proof, we may require medical examinations of the Insured by physicians named by us.


                     (Continued on reverse side)


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PREMIUMS. The modal premiums for this benefit and the number of years the premiums are payable are shown on page 4. The premiums for this benefit are included in the total premiums for this Policy shown on page 4. If the Special Premium Payment Provision is in effect, 92.5% of the premium for this benefit will be deducted from the Cash Value of this Policy on the Policy Processing Day on which the scheduled premium would otherwise be payable if such provision was not in effect.

Unless the Special Premium Payment Provision is in effect, all premiums under this Policy must be paid when due until any claim made under this rider is approved. If a total disability starts during a grace period, the past due premium must be paid before we can approve the claim.

TERMINATION. This rider will terminate:

        1.      upon written request;

        2. 61 days after the due date of any unpaid premium for this rider or for any required scheduled premium for the policy to which it is attached (except as provided under "Premiums" in this rider);

        3. at Attained Age 60 unless the Insured is then totally disabled, in which case it will terminate on the date on which such disability stops; or

        4.      upon the surrender or other termination of this Policy.

INCONTESTABILITY. We will not contest this rider after it has been in force during the Insured's lifetime without the occurrence of total disability for 2 years from the Issue Date of this Policy, except for non-payment of premiums.

MISCELLANEOUS. While premiums are being waived under this rider, any Cash Values, loan values and dividends provided for in this Policy will be the same as if the waived premiums had been paid as they became due.

Any sum which is payable by us because of the waiver of a premium previously paid and which is unpaid at the Insured's death will be paid as a part of the proceeds of this Policy.

  Attached by PROVIDENT MUTUAL LIFE INSURANCE COMPANY OF PHILADELPHIA on the Issue Date of this Policy.


                                                    /s/ Robert Kloss

                                                          President